SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                           Mystic Financial, Inc.
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                              (Name of Issuer)

                   Common Stock, par value $0.01 per share
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                       (Title of Class of Securities)

                                 628643-10-8
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                               (CUSIP Number)

      Robert H. Surabian, 60 High Street, Medford, Massachusetts 02155
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          (Name, Address, and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               August 2, 2000
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                             (Page 1 of 5 Pages)


[FN]
--------------------
* The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

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CUSIP No. 628643-10-8                                     Page   2   of   5
                                                          Pages
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert H. Surabian
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [ ]
                                                                   (b)  [ ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*

      PF, SC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                                    7    SOLE VOTING POWER
                                         64,712
       NUMBER OF SHARES            ----------------------------------------
                                    8    SHARED VOTING POWER
      BENEFICIALLY OWNED                 37,222
                                   ----------------------------------------
       BY EACH REPORTING            9    SOLE DISPOSITIVE POWER
                                         64,712
          PERSON WITH              ----------------------------------------
                                   10    SHARED DISPOSITIVE POWER
                                         37,222
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      101,934
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                   [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.12% of 1,991,104 shares of common stock outstanding
      as of August 24, 2000.
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14    TYPE OF REPORTING PERSON*
      IN
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Item 1.    Security and Issuer.
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      This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Mystic Financial, Inc. (the "Company"). The Company's principal executive offices are located at 60 High Street, Medford, Massachusetts 02155.

Item 2.    Identity and Background.
-------    ------------------------

      This Schedule 13D is filed by Robert H. Surabian, who is an individual and Massachusetts resident. Mr. Surabian's address is 60 High Street, Medford, Massachusetts 02155.

      Mr. Surabian is President, Chief Executive Officer and a director of the Company and its subsidiary Medford Co-operative Bank.

      During the last five years, Mr. Surabian has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree, or final order was not subsequently vacated.

      Mr. Surabian is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.
-------    --------------------------------------------------

      Mr. Surabian has acquired beneficial ownership of 101,934 shares of common stock of the Company, which he owns through personal funds, jointly with his spouse, and through the Company's 1999 Stock Option Plan, 1999 Recognition and Retention Plan and the Employee Stock Ownership Plan.

Item 4.    Purpose of Transaction.
-------    -----------------------

      All shares acquired by Mr. Surabian, directly or indirectly by, were acquired for investment purposes. Mr. Surabian may from time to time (depending on general economic conditions, market prices for the common stock, receipt of any necessary regulatory approval and other factors) purchase additional shares of common stock through open-market purchases, privately negotiated transactions or otherwise for investment purposes and may also dispose of shares of the Company. As a director, Mr. Surabian regularly explores potential actions and transactions which may be advantageous to the Company, including but not limited to, possible mergers, acquisitions reorganizations or material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company.

      Except as indicated above, Mr. Surabian does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any change in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of Issuer.
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(a)   Mr. Surabian may be deemed to beneficially own an aggregate of
      101,934 shares or 5.12% of the shares outstanding as calculated by the Company.

(b) With respect to the 101,934 shares of Common Stock owned beneficially by Mr. Surabian, such amounts include:

      (1) 64,712 shares over which Mr. Surabian has sole voting power and dispositive power, including 19,564 shares still subject to vesting pursuant to the Company's Recognition and Retention Plan and options to purchase 7,224 shares of Common Stock which, upon exercise, Mr. Surabian will have sole voting and sole dispositive power.

      (2) 36,040 shares over which Mr. Surabian has shared voting and dispositive power with his spouse, of which 35,040 shares are owned by his spouse and 1,000 shares which he owns jointly with his spouse. Mrs. Joan Surabian's address is 35 Hollywood Road, Winchester, MA 01890. During the last five years, Mrs. Surabian has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mrs. Surabian is a citizen of the Untied States of America.

      (3) 1,182 shares allocated to Mr. Surabian under the Mystic Financial, Inc. Employee Stock Ownership Plan over which he has shared voting and dispositive power.

(c) The following transactions involving Mr. Surabian's beneficial ownership of Common Stock were effected in the past sixty days:

      (1) On August 2, 2000, Mr. Surabian purchased 2,000 shares of Common Stock in an open market transaction, using personal funds, for an aggregate purchase price of approximately $24,375.

      (2) On September 8, 2000, Mr. Surabian exercised options to purchase 5,000 shares of Common Stock, using personal funds, for an aggregate purchase price of $60,313.

(d) No other person is known to have right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Surabian.

Item 6.    Contracts, Arrangements, Understandings or Relationships with
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           Respect to Securities of the Issuer.
           ------------------------------------

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Surabian and any other person or persons with the respect to the shares of Common Stock, including but not limited to transfer or voting of any of the shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. Surabian are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.    Material to be Filed as Exhibits.
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      None.


                                  SIGNATURE
                                  ---------

      After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  September 26, 2000



                                       /s/Robert H. Surabian
                                       ------------------------------------
                                       Robert H. Surabian